FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Letter dated October 5, 2010, captioned “Intimation pursuant to Regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 and pursuant to Regulation 7(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997”.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 30, 2010. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/S/ SANJAY BAWEJA
	Name:	Sanjay Baweja
October 5, 2010	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/14222

5 October 2010

Sir,

Sub: Intimation pursuant to Regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 and pursuant to Regulation 7(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

The Company has received letters dated 1 October 2010 from Panatone Finvest Limited (PFL) forwarding forms under the SEBI (Substantial Acquisition of Shares and Takeovers) regulations 1997 and forms under the SEBI (Prohibition of Insider Trading) Regulations, 1992. Under the declarations made by PFL, PFL has sold 36,61,800 (1.28%) shares to Tata Sons Limited and 24,41,200 (0.86%) shares to Tata Power Company Limited on 1 October 2010.

2.	We are now enclosing herewith the following:

a)	Format prescribed in terms of Regulation 7(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (Attachment 1);

b)	Format prescribed under Regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 (Attachment 2); and

c)	Letters received from PFL dated 1 October 2010 (Attachment 3).

3.	It is requested to kindly note the same.

Thanking you,

Yours faithfully, For Tata Communications Limited

/s/ Rishabh Aditya
Rishabh Aditya
Dy. Company Secretary & VP

To,

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 66418125/26.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Plot C 21 & 36 ‘G’ Block Bandra Kurla Complex Vidyanagri PO Mumbai 400098 India

Regd. Office VSB Mahatma Gandhi Road Fort Mumbai 400 001 India

Tel + 91 22 6657 8765 Fax + 91 22 6635 5162 Website www.tatacommunications.com

Attachment 1

Format for informing details of acquisition to Stock Exchanges by target-company, in terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Date of reporting	5 October 2010

Name of Stock exchanges where shares of reporting company are listed.	The Bombay Stock Exchange Limited and National Stock Exchange of India Limited in India. Companies ADRs are listed on the New York Stock Exchange.

Details of acquisition as informed u/r 7(1)
Name of Acquirer(s)	Date of Acquisition/ date of receipt of intimation of allotment by acquirer.	Mode of acquisition (market purchases/int erse transfer/public / rights/preferential offer etc.)	No & % of shares /voting rights acquired	Shareholding of acquirers stated at (A) before acquisition (In terms of No. & % of shares/VRs)	Shareholding of acquirer(s) stated at (A) after acquisition (In terms of No. & % of shares/VRs)
(A)	(B)	(C)	(D)	(E)	(F)
Tata Sons Limited	Date of Acquisition: 1 Oct 2010 Date of Receipt of Intimation: 4 Oct 2010	Inter se transfer	3,661,800 (1.28%)	36,871,497 (12,94%)	40,533,297 (14.22%)

Tata Power Company Limited	Date of Acquisition: 1 Oct 2010 Date of Receipt of Intimation: 4 Oct 2010	Inter se transfer	24,41,200 (0.86%)	10,980,837 (3.85%)	13,422,037 (4.71%)

Panatone Finvest Limited	Date of Acquisition: 1 Oct 2010 Date of Receipt of Intimation: 4 Oct 2010	Inter se transfer	(6,103,000) (-2.14%)	94,729,654 (33.24%)	88,626,654 (31.10%)

Attachment 2

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

Regulation 13(3) - Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & Address of Shareholders	Share holding prior to sale	No & % of shares sold	~~Receipt of allotment advice/ acquisition~~ of shares/sale of shares specify	Date of intimation to company	Mode of ~~acquisition~~/sale on (market purchase/public/ rights/ preferential offer etc	No & % of shares/ Voting rights post acquisition sale	Trading member through whom the trade was executed with SEBI Registration No of the TM	Exchange on which the trade was executed	Buy Quality	Buy Value	Sell Quantity	Sell Value

Panatone Finvest Ltd.	94,729,654	6,103,000	1st October 2010	1st October 2010	inter se transfer	88,626,654	inter se transfer	inter se transfer	NA	NA	6,103,000	Rs. 125 crs
Bombay House	equity shares	2.14%			off market mode	31.10%	off market mode	off market mode
24 Homi Mody Street Fort, Mumbai 400001	33.24%

Attachment 3

PANATONE FINVEST LIMITED

(A subsidiary of TATA SONS LIMITED)

01st October 2010

The Stock Exchange, Mumbai Phiroze Jeejeebhoy Towers Dalal Street, Mumbai 400 001 Fax: 022-2272 2039/3121	National Stock Exchange of India Ltd. Exchange Plaza, Plot No.C/1 G Block, Bandra Kurla Complex Bandra (E), Mumbai Fax: 2659 8347/48

Mr. Satish Ranade

Company Secretary

Tata Communications Ltd.

M.G.Road, Mumbai 400 001

Fax: 022-6659 1962

Dear Sirs,

Intimation pursuant to regulation 7(1A) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

We are enclosing the intimation pursuant to in terms of Reg. 7(1A) of the SEBI (SAST) Regulations, 1997. You are requested to kindly take note of the same and do needful.

Yours faithfully
PANATONE FINVEST LIMITED

/s/ (Manoj Kumar C V)
(Manoj Kumar C V)
Company Secretary

Encl: as above

Bombay House, 24 Homi Mody Street, MUMBAI 400 001.

(Phone 6665 7142/7735, Fax 6665 8080)

PANATONE FINVEST LIMITED

(A subsidiary of TATA SONS LIMITED)

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO TARGET

COMPANY AND STOCK EXCHANGES WHERE THE SHARES OF THE TARGET

COMPANY ARE LISTED IN TERMS OF REGULATION 7(1A) OF SEBI

(SUBSTANTIAL ACQUISITION OF SHARES AND TAKE OVERS)

REGULATIONS, 1997

Name of the Target Company	Tata Communications Ltd

Name of the acquirer and PACs with the acquirer	Acquirer/Buyer: Tata Sons Ltd. Tata Power Company Ltd

Details of the acquisition as follows	No. of Shares	% w.r.t. total paid up capital of Target Company
a) Shares before sale under consideration	9,47,29,654	33.24%
b) Shares transferred-
Tata Sons Ltd	36,61,800	1.28%
Tata Power Company Ltd	24,41,200	0.86%
c) Shares after sale	8,86,26,654	31.10%

Mode of acquisition/transfer (eg. Open market/public issue/rights issue/preferential allotment/inter se transfer etc )	Inter se transfer
Mode of sale (eg. Open market/MOU/Off market etc.)	Off Market
Date of sale of shares	01.10.2010
Paid up capital/total voting capital of the target company before the said /sale	Rs.285,00,00,000
Paid up capital/total voting capital of the target company after the said /sale	Rs.285,00,00,000

PANATONE FINVEST LIMITED

/s/ (Manoj Kumar C V)
(Manoj Kumar C V)
Company Secretary

Bombay House, 24 Homi Mody Street, MUMBAI 400 001.

(Phone 66657142/7735, Fax 6665 8080)

PANATONE FINVEST LIMITED

(A subsidiary of TATA SONS LIMITED)

1st  October 2010

Mr. Satish Ranade

Company Secretary

Tata Communications Ltd

M. G. Road, Mumbai 400 001

Fax: 022-6659 1962

Dear Sirs,

Intimation pursuant to regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992

We are enclosing the details of the same in Form C - the format prescribed in terms of Reg.13 (3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992. You are requested to kindly take note of the same and do needful.

Yours faithfully
PANATONE FINVEST LIMITED

/s/ (Manoj Kumar C V)
(Manoj Kumar C V)
Company Secretary

Encl: as above

Bombay House, 24 Homi Mody Street, MUMBAI 400 001.

(Phone 5665 7921/7142, Fax 5665 8080)

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

Regulation 13(3) - Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & Address of Shareholders	Share holding prior to sale	No & % of shares sold	~~Receipt of allotment advice/ acquisition~~ of shares/sale of shares specify	Date of intimation to company	Mode of ~~acquisition~~/sale on (market purchase/public/ rights/ preferential offer etc	No & % of shares/ Voting rights post acquisition sale	Trading member through whom the trade was executed with SEBI Registration No of the TM	Exchange on which the trade was executed	Buy Quality	Buy Value	Sell Quantity	Sell Value

Panatone Finvest Ltd.	94,729,654	6,103,000	1st October 2010	1st October 2010	inter se transfer	88,626,654	inter se transfer	inter se transfer	NA	NA	6,103,000	Rs. 125 crs
Bombay House	equity shares	2.14%			off market mode	31.10%	off market mode	off market mode
24 Homi Mody Street	33.24%
Fort, Mumbai 400001